Exhibit 7

FOR IMMEDIATE RELEASE	6 June 2016

WPP PLC (“WPP”)

Always acquires brand activation company ePromode in Malaysia

WPP announces that Always Marketing Services, which is majority-owned by J. Walter Thompson, a WPP operating company, has acquired ePromode Sdn Bhd, a leading brand activation agency in Malaysia.

Founded in 2000 and headquartered in Kuala Lumpur, ePromode employs 150 people in 14 offices in Malaysia. ePromode is best-known for adapting retail technologies to create engaging consumer experiences. It manages in and out-of-store brand activations, events and product roadshows, working with more than 2,000 in-store promoters. Clients include Nestlé, Permanis (ETIKA), Johnson & Johnson, Sony Mobile, Campbell, Reckitt Benckiser and Yeo’s.

ePromode’s gross revenues for the year ending 31 July 2015 were MYR 26.4 million with gross assets of MYR 9.3 million as at the same date.

Always is China’s largest field marketing services agency. This acquisition firmly establishes Always’ presence in the Malaysian market and paves the way for a broader Southeast Asia expansion. The acquisition also signals WPP’s commitment to catering to clients’ needs in Asia for activation and shopper marketing services.

Collectively (including associates and investments), Group companies generate revenues of US$100 million and employ over 1,000 people in Malaysia. In Asia Pacific WPP companies (including associates and investments) collectively generate revenues of US$5 billion and employ over 50,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Juliana Yeh, WPP	+852 9661 3790